

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 27, 2007

Mr. Greg D. Kerley
Chief Financial Officer
Southwestern Energy Company
2350 North Sam Houston Parkway East, Suite 125
Houston, Texas 77032

> **Re:** **Southwestern Energy Company**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-8246**

Dear Mr. Kerley:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief